# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ENTRADA THERAPEUTICS, INC., CIK 0001689375
CUSIP: 29384C108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: ONE DESIGN CENTER PLACE, SUITE 17-500, BOSTON, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 09/08/2026
Amends the filing with accession number 0001193125-21-328063
Filed by CIK 0001609492
Persons authorized to receive notices and communications: Ansbert Gadicke, c/o MPM BioImpact LLC, 339 Boylston Street, Suite 1100, Boston, Massachusetts (MA), 02116, 617-425-9200

## Reporting persons
- MPM BioVentures 2014, L.P. (CIK 0001609492): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,764,167; shared voting power 0; sole dispositive power 1,764,167; shared dispositive power 0; aggregate amount beneficially owned 1,764,167 (4.5% of the class)
- MPM BioVentures 2014 (B), L.P. (CIK 0001609493): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 117,667; shared voting power 0; sole dispositive power 117,667; shared dispositive power 0; aggregate amount beneficially owned 117,667 (0.3% of the class)
- MPM Asset Management Investors BV2014 LLC (CIK 0001609495): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 60,722; shared voting power 0; sole dispositive power 60,722; shared dispositive power 0; aggregate amount beneficially owned 60,722 (0.2% of the class)
- MPM BioVentures 2014 GP LLC (CIK 0001765091): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,881,834; sole dispositive power 0; shared dispositive power 1,881,834; aggregate amount beneficially owned 1,881,834 (4.8% of the class)
- MPM BioVentures 2014 LLC (CIK 0001765021): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,942,556; sole dispositive power 0; shared dispositive power 1,942,556; aggregate amount beneficially owned 1,942,556 (5% of the class)
- MPM BIOVENTURES 2018, L.P. (CIK 0001729505): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,810,592; shared voting power 0; sole dispositive power 1,810,592; shared dispositive power 0; aggregate amount beneficially owned 1,810,592 (4.7% of the class)
- MPM BIOVENTURES 2018 (B), L.P. (CIK 0001729504): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 96,232; shared voting power 0; sole dispositive power 96,232; shared dispositive power 0; aggregate amount beneficially owned 96,232 (0.2% of the class)
- MPM ASSET MANAGEMENT INVESTORS BV2018 LLC (CIK 0001734817): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 35,735; shared voting power 0; sole dispositive power 35,735; shared dispositive power 0; aggregate amount beneficially owned 35,735 (0.1% of the class)
- MPM BioVentures 2018 GP LLC (CIK 0001818701): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,906,824; sole dispositive power 0; shared dispositive power 1,906,824; aggregate amount beneficially owned 1,906,824 (4.9% of the class)
- MPM BioVentures 2018 LLC (CIK 0001818702): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,942,559; sole dispositive power 0; shared dispositive power 1,942,559; aggregate amount beneficially owned 1,942,559 (5% of the class)
- ANSBERT GADICKE (CIK 0001134655): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,885,115; sole dispositive power 0; shared dispositive power 3,885,115; aggregate amount beneficially owned 3,885,115 (9.9% of the class)
- LUKE EVNIN (CIK 0001134657): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,885,115; sole dispositive power 0; shared dispositive power 3,885,115; aggregate amount beneficially owned 3,885,115 (9.9% of the class)
- Todd Foley (CIK 0001473930): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,885,115; sole dispositive power 0; shared dispositive power 3,885,115; aggregate amount beneficially owned 3,885,115 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ENTRADA THERAPEUTICS, INC.
Address of issuer's principal executive offices: ONE DESIGN CENTER PLACE, SUITE 17-500, BOSTON, Massachusetts (MA), 02210
Comment:
Explanatory Note: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed as an amendment to the initial statement on Schedule 13D relating to the common stock (the "Common Stock"), of Entrada Therapeutics, Inc. (the 'Issuer'), as filed with the Securities and Exchange Commission (the "SEC") on November 12, 2021 (as amended, the "Original Schedule 13D"). This Schedule 13D/A is being filed by the Filing Persons to report the open market sales of the Issuer's Common Stock by certain Filing Persons.

Items 2, 5 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 1 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The entities and persons filing this statement are MPM BioVentures 2014, L.P. ("BV 2014"), MPM BioVentures 2014 (B), L.P. ("BV 2014(B)"), MPM Asset Management Investors BV2014 LLC ("AM BV2014 LLC"), MPM BioVentures 2018, L.P. ("BV 2018"), MPM BioVentures 2018 (B), L.P. ("BV 2018(B)"), MPM Asset Management Investors BV2018 LLC ("AM BV2018 LLC"), MPM BioVentures 2014 GP LLC ("BV 2014 GP"), MPM BioVentures 2014 LLC ("BV 2014 LLC"), MPM BioVentures 2018 GP LLC ("BV 2018 GP") and MPM BioVentures 2018 LLC ("BV 2018 LLC") (collectively, the "MPM Entities") and Ansbert Gadicke, Luke Evnin and Todd Foley (collectively, the "Listed Persons" and together with the MPM Entities, the "Filing Persons").
Residence or business address: The address of the principal place of business for each of the MPM Entities and Ansbert Gadicke, Luke Evnin and Todd Foley is 399 Boylston Street, Boston, MA 02116.
Present principal occupation or employment: The principal business of each of the Filing Persons is the venture capital investment business.
Criminal convictions in the last five years: During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Each of the Listed Persons is a United States citizen and each of the MPM Entities is a Delaware limited partnership or limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the Filing Persons Owner Profile of this Amendment No. 1 for the aggregate number of Common Stock and percentages of the shares of Common Stock beneficially owned by the Filing Person. Drs. Gadicke and Evnin and Mr. Foley beneficially own 9.98% of the Common Stock as of the date of this filing, and due to field limitations of the SEC's EDGAR filing system, the percentages in row 11 for each of these Reporting Persons has been rounded to 9.9%.

The Common Stock is held as follows:

* 1,764,167 shares are held directly by BV 2014;
* 117,667 shares are held directly by BV 2014(B);
* 60,722 shares are held directly by AM BV2014 LLC;
* 1,810,592 shares are held directly by BV 2018;
* 96,232 shares are held directly by BV 2018(B); and
* 35,735 shares are held directly by AM BV2018 LLC.

BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B) and, accordingly, may be deemed to beneficially own the shares held by BV 2014 and BV 2014(B).

BV 2014 LLC is the manager of AM BV2014 LLC and, accordingly, may be deemed to beneficially own the shares held by AM BV2014 LLC.

BV 2018 GP and BV 2018 LLC are the direct and indirect general partners of BV 2018 and BV 2018(B) and, accordingly, may be deemed to beneficially own the shares held by BV 2018 and BV 2018(B).

BV 2018 LLC is the manager of AM BV2018 LLC and, accordingly, may be deemed to beneficially own the shares held by AM BV2018 LLC.

Drs. Gadicke and Evnin and Mr. Foley are the managing directors of BV 2014 LLC and BV 2018 LLC and, accordingly, may be deemed to beneficially own the shares held by BV 2014, BV 2014(B), AM BV2014 LLC, BV 2018, BV 2018(B) and AM BV2018 LLC.

Calculation of the percentage of the shares of Common Stock beneficially owned is based upon 38,936,669 Common Stock outstanding as of July 31, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on August 5, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the Filing Persons Owner Profile of this Amendment No. 1 for the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as set forth in Exhibit 99.2, the Reporting Persons have not effected any transactions in the Common Stock in the sixty days preceding the date of this filing.
Other persons with the right to receive dividends or sale proceeds: Inapplicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Inapplicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Schedule I
Exhibit 99.1 Joint Filing Statement
Exhibit 99.2 Trade Details

## Signatures
- MPM BioVentures 2014, L.P.: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2014 LLC, the Managing Member of MPM BioVentures 2014 GP LLC, the General Partner of MPM BioVentures 2014, L.P. (09/10/2026)
- MPM BioVentures 2014 (B), L.P.: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2014 LLC, Managing Member of MPM BioVentures 2014 GP LLC, the General Partner of MPM BioVentures 2014 (B), L.P. (09/10/2026)
- MPM Asset Management Investors BV2014 LLC: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2014 LLC, the manager of MPM Asset Management Investors BV2014 LLC (09/10/2026)
- MPM BioVentures 2014 GP LLC: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2014 LLC, the Managing Member of MPM BioVentures 2014 GP LLC (09/10/2026)
- MPM BioVentures 2014 LLC: /s/ Ansbert Gadicke, Managing Director (09/10/2026)
- MPM BIOVENTURES 2018, L.P.: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2018 LLC, the Managing Member of MPM BioVentures 2018 GP LLC, the General Partner of MPM BioVentures 2018, L.P. (09/10/2026)
- MPM BIOVENTURES 2018 (B), L.P.: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2018 LLC, Managing Member of MPM BioVentures 2018 GP LLC, the General Partner of MPM BioVentures 2018 (B), L.P. (09/10/2026)
- MPM ASSET MANAGEMENT INVESTORS BV2018 LLC: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2018 LLC, the manager of MPM Asset Management Investors BV2018 LLC (09/10/2026)
- MPM BioVentures 2018 GP LLC: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2018 LLC, the Managing Member of MPM BioVentures 2018 GP LLC (09/10/2026)
- MPM BioVentures 2018 LLC: /s/ Ansbert Gadicke, Managing Director (09/10/2026)
- ANSBERT GADICKE: /s/ Ansbert Gadicke, Ansbert Gadicke (09/10/2026)
- LUKE EVNIN: /s/ Luke Evnin, Luke Evnin (09/10/2026)
- Todd Foley: /s/ Todd Foley, Todd Foley (09/10/2026)